EXHIBIT 99.1

Cellectis Appoints Pharma HR Leader Kyung Nam-Wortman as Executive Vice President, Chief Human Resources Officer

NEW YORK, Nov. 16, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today the appointment of Kyung Nam-Wortman as Cellectis’ Executive Vice President, Chief Human Resources Officer. Ms. Nam-Wortman, who will be based in Cellectis’ New York office, is also joining the Company’s executive committee.

“Ky is an accomplished human resources leader who brings over 25 years of experience in the biotech/biopharma industries to Cellectis. She will lead Cellectis’ human resources strategies and contribute to the Company’s overarching mission, which will ultimately help drive our business toward commercialization,” said Dr. André Choulika, Chief Executive Officer, Cellectis. “Furthermore, Ky has worked globally with some of the most successful biopharma companies and has an extensive background specializing in multiple areas of human resources. Her vast experience working with biotech leaders across the board to maximize human capital will make her an invaluable asset to our growing team.”

In her new role at Cellectis, Ms. Nam-Wortman will work closely with Dr. Choulika and the executive management team to ensure that the Company advances its roadmap through the recruitment and retention of top talent. She will also work to further develop and enhance Cellectis’ dynamic and inclusive culture, while optimizing the Company’s human resources function.

Kyung Nam-Wortman joins Cellectis from Achillion (recently acquired by Alexion in January 2020) where she served as Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications. At Achillion, she was responsible for leading the strategic and operational components of the aforementioned functions.

Prior to her tenure at Achillion, Ms. Nam-Wortman served as Vice President and Head of Global Talent and Organization Capability at Zoetis, where she supported the spin-off of Pfizer’s animal health business unit through its IPO and was responsible for the stand up of Zoetis’ global talent management function to support the company’s growth worldwide. She also held various human resource leadership roles for Pfizer’s business units, divisions, and functions with regional and global accountabilities.

In addition to her experience in biotech/biopharma, Ms. Nam-Wortman has 14 years of experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM. She received her bachelor’s in marketing from New York University Stern School of Business and MS in human resources management / organization development from the New School of Social Research.

“From Day One, Cellectis’ commitment to developing a cure for cancer patients in need utilizing its novel gene-editing technology has resonated deeply with me. I look forward to working with the team to help shape the future of the Company,” said Ms. Nam-Wortman. “The success of any company ultimately starts with its people and culture. Continuing to find and develop the right talent for such a purpose-driven organization will be of the utmost importance for me, and ultimately, for Cellectis moving forward.”

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, SVP, Public Relations, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, SVP, Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time”, “anticipate”, “believe”, “can”, “could”, “estimate”, “expect”, “intend”, “is designed to”, “may”, “might”, “on track”, “plan”, “potential”, “predict”, “objective”, “scheduled”, “should” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those factors described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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